news release

Zi Corporation Completes Acquisition of Assets of
Decuma AB of Sweden

Handwriting Recognition Solution Expands Zi's Suite of Intelligent Interface Technologies

Calgary, AB and Lund, Sweden, January 26, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, announced today that it has completed the previously announced acquisition of assets from handwriting recognition software specialists Decuma AB of Lund, Sweden. As part of the acquisition, Zi has acquired the intellectual property and customer agreements of privately held Decuma AB. The purchase price was approximately US$1.0 million paid in newly issued shares of Zi Corporation common stock.

Commenting on the acquisition, Zi Corporation President and Chief Executive Officer Michael D. Donnell emphasized the importance of the Decuma purchase for Zi's long term expansion plans. "Our strategy of developing software to further simplify and enhance the use of wireless devices will be significantly strengthened by this acquisition.

"Decuma's handwriting recognition technology will be an important complement to Zi's market-leading eZiText® and eZiTap™ solutions. We are convinced that the combination of the technologies will further bolster our competitive advantage and increase our market share by enabling us to deliver an expanded suite of innovative products to customers," added Donnell.

The use of handwriting as an interface on a mobile device such as a PDA or mobile phone is becoming increasingly important with the evolution to 3G multimedia applications and services. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology (GIT), has the ability to recognize an individual's unique writing style. Other handwriting recognition technologies currently on the market are based on a simplified, one stroke alphabet. The Decuma® solution uses a radically different approach that recognizes the different ways in which people write.

Research by Decuma revealed that writing styles were markedly different between Europe, the Americas and Asia. The Decuma solution enables people to write as they normally would using pen and paper. This is an important breakthrough in normalizing handwriting as a user interface. Decuma technology also enables the implementation of handwriting recognition in character-based languages such as Chinese and Japanese.

The Decuma product portfolio is comprised of three handwriting recognition software products: Decuma alphabetic, for English, French, Spanish, German, Italian and other western languages; Decuma Chinese for Simplified and Traditional Chinese; and Decuma Japanese, which supports Kanji, Hiragana, Katakana, English alphabetic characters and Arabic numbers. The company's products are compatible with the Palm operating system, Windows CE and the Symbian operating system.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi provides manufacturers and operators with a full range of intuitive and easy-to-use input solutions; including eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry and Decuma for natural handwriting recognition. The solutions dramatically improve the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them; including, SMS, MMS, e-mail and Internet browsing. Zi's product portfolio currently supports 41 different language databases, 70 additional language interfaces and the ability to meet input needs in more than 130 countries. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com